

Mail Stop 3720

June 21, 2010

Michael B. Moneymaker
Executive Vice President and Chief Financial Officer
NTELOS Holdings Corp.
401 Spring Lane, Suite 300
PO Box 1990
Waynesboro, VA 22980

> **RE:** **NTELOS Holdings Corp.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 0-51798**

Dear Mr. Moneymaker:

We have reviewed your response letter dated May 26, 2010 and your filings and have the following comments. As noted in our letter dated May 13, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Goodwill and Indefinite-lived Intangibles, page 63

1. We note your response to comment three from our letter dated May 13, 2010. Per your statement, you do not believe that the risk related to impairment of your intangible assets is imminent. However, your premise is based on certain valuation techniques which appear to be inappropriate for impairment testing of the subject intangible assets. In this regard,

    • Please conduct an impairment testing of your franchise rights and your radio spectrum licenses using the Greenfield method and tell us your testing results for each unit of accounting. Otherwise, if you had utilized a discounted cash flow model that resembles the Greenfield method, or is premised on a hypothetical build-up or start-up method, please state so in your proposed disclosure.

- With respect to spectrum licenses, please additionally describe the wireless bands associated with licenses in service and not in service, and their respective unit of accounting.

* * * *

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Dean Suehiro, Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director